Exhibit 99.3

NEWS RELEASE
TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

Lithium Americas Reports Third Quarter 2024 Results

(All amounts in US$ unless otherwise indicated)

November 7, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported its financial and operating results for the nine months ended September 30, 2024 (“Q3 2024”) and has filed its condensed consolidated interim financial statements (“Financials”) and management’s discussion and analysis (“MD&A”).

Jonathan Evans, President and Chief Executive Officer of Lithium Americas said, “This past year has been pivotal in moving Thacker Pass forward toward production, including entering into a new joint venture agreement with GM and closing of the DOE Loan. We are working to FID the project by the end of the year to move Thacker Pass into major construction and start executing on the well-detailed plan the team has been focused on for the past year. We are excited to start creating new jobs and bringing economic activity to northern Nevada. There has been a lot of heavy lifting done by our team and we have received a lot of support from our local community and business partners to get Thacker Pass to this advanced stage. We look forward to moving Thacker Pass forward to support a North American lithium supply chain.”

HIGHLIGHTS

Thacker Pass

•
On October 28, 2024, the Company and the U.S. Department of Energy’s Loan Programs Office closed a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing Loan Program for financing the construction of the processing facilities at Thacker Pass, to produce an initial 40,000 tonnes per annum of battery grade lithium carbonate.
•
The Company continues to focus on de-risking project execution by advancing project planning, detailed engineering (currently at approximately 40% design complete) and procurement packages for the top seven pieces of long-lead equipment have been awarded. Contracts for key construction materials have been awarded and field purchases of goods and services have commenced.
•
Major earth works for the all-inclusive housing facility for construction workers (the Workforce Hub) have been completed. The current focus is on finalizing engineering and permitting for utilities and preparing to award contracts for the detailed earthworks, foundation installation and erection of the housing units.
•
During the three months ended September 30, 2024, $34.4 million of construction capital costs and other project-related costs were capitalized.

Corporate

•
As of September 30, 2024, the Company had approximately $341.2 million in cash and cash equivalents.

•
On August 30, 2024, the Company and General Motors Holdings LLC (“GM”) agreed to extend the outside date for the second tranche subscription agreement until the end of the year to provide time for the parties to explore alternative structures for GM’s additional investment, of at least $330 million, in a mutually beneficial manner.
•
On October 15, 2024, the Company and GM entered into a new investment agreement (“Investment Agreement”) to establish a joint venture (“JV”) for the purpose of funding, developing, constructing and operating Thacker Pass (“JV Transaction”). The JV Transaction will deliver $625 million of cash and letters of credit from GM to Thacker Pass. Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass. The Company and GM terminated the Tranche 2 subscription agreement concurrent with the execution of the JV Investment Agreement.
•
Pablo Mercado, Executive Vice President and Chief Financial Officer (“CFO”) is leaving the Company on November 22, 2024, for another career opportunity outside the sector. April Hashimoto, Senior Vice President, Finance and Administration, will assume the additional role of Interim CFO.

Mr. Evans added, “On behalf of the Company’s Board of Directors, we are thankful for everything the team has accomplished during Pablo’s tenure as CFO, including the separation transaction that resulted in Lithium Americas becoming an independent pure play North American company, the recent signing of the GM JV Investment Agreement and the closing of the DOE Loan. We wish Pablo the best in his future endeavors and welcome April to her expanded role.”

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Vice President, Growth and Product Strategy of the Company, and a “qualified person” as defined under National Instrument 43-101 and Subpart 1300 of Regulation S-K under the United States Securities Act of 1933.

FINANCIALS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Nine months ended September 30,
	2024	2023
	$	$
Expenses	17.4	13.9
Net loss/(income)	20.3	(9.0)
Loss/(Income) per share - basic	0.10	(0.06)

(in US$ millions)	As at September 30, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	341.2	195.5
Total assets	693.0	439.5
Total long-term liabilities	9.1	7.5

During the nine months ended September 30, 2024, there was higher net loss than during the nine months ended September 30, 2023 due to the recognition of a loss on the fair value of financial instruments compared with a gain in the comparable year-earlier period and higher general and administrative and equity compensation expenses reflecting the full costs of the Company operating as a stand-alone entity subsequent to the separation transaction on October 3, 2023, partially offset by increased interest income on higher cash balances.

At September 30, 2024, total assets increased due to higher cash and cash equivalent balances reflecting net proceeds from the completion of an underwritten public offering in April 2024. Expenditures capitalized for Thacker Pass were offset by a reduction in cash and net settlement of prepaids at December 31, 2023 that were capitalized as Thacker Pass construction costs in the nine months ended September 30, 2024.

This news release should be read in conjunction with the Company’s Financial Statements and MD&A for the nine months ended September 30, 2024, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production; targeting nameplate capacity of 40,000 tonnes per annum of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with North America’s Building Trades Unions for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “target,” “implement,” “schedule,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to: statements relating to the JV Transaction with GM and the Department of Energy (“DOE”) Loan from the DOE, including statements regarding completion of the JV Transaction and satisfaction of draw-down conditions on the DOE Loan; the expectation that the Company and GM will enter into an additional offtake agreement upon closing the JV Transaction; the expected timetable for completing the JV Transaction and the DOE Loan; anticipated timing for a final investment decision and issuance of full notice to proceed in respect of Thacker Pass; expectation about the extent that the JV Transaction, DOE Loan and cash on hand have de-risked funding for the development and construction of Thacker Pass and the ability of the Company to complete all supplementary financing in order to draw-down on the DOE Loan and make a final investment decision; expectations and timing on the commencement of major construction; expectations and timing on the commencement of production; project de-risking initiatives and extent to which work to date has de-risked project execution; the expected operations, financial results and condition of the Company; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; cost and expected benefits of the transloading terminal; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for Thacker Pass; estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of Thacker Pass; anticipated job creation and the completion of the Workforce Hub; the expectation that the National Construction Agreement (Project Labor Agreement) will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’ remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the expected workforce development training program being prepared with Great Basin College; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine including use benefits of growth media; ability to achieve capital cost efficiencies; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: the completion of the JV Transaction and DOE Loan prior to the end of 2024, or at all, and the absence of material adverse events affecting the Company during this time; the ability of the Company to satisfy all closing conditions for the JV Transaction and DOE Loan in a timely manner; the ability of the Company to enter into an additional offtake agreement with GM; a cordial business relationship between the Company and third party strategic and contractual partners; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; unforeseen technological and engineering problems; political factors, including the impact of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to environmental, social and governance (“ESG”) and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” (i.e., misleading information or false claims overstating potential sustainability-related benefits); risks that the Company may face regarding potentially conflicting anti-ESG initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors is not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein, and in the Company’s other continuous disclosure documents available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.